AngloGold Ashanti plc
Registration Number 14654651
Incorporated in England & Wales
Registered Office Address:
4th Floor, Communications House
South Street
Staines Upon Thames
United Kingdom
TW18 4PR
Tel: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Website: www.anglogoldashanti.com

VIA EDGAR

July 6, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Anuja A. Majmudar
Mitchell Austin

Re: Request for acceleration of effectiveness for AngloGold Ashanti plc Registration Statement on Form F-4, as amended, filed on July 3, 2023 (File No. 333-272867) (the “Registration Statement”)

To the addressees set forth above:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), AngloGold Ashanti plc (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 10:00 a.m. (New York City time) on July 10, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform George A. Stephanakis at +44-20-7453-1040 or  gstephanakis@cravath.com. The Company hereby authorizes George A. Stephanakis to orally modify or withdraw this request for acceleration.

Very truly yours,

AngloGold Ashanti plc

By:	/s/ Robert Paul Harling Hayes
Name: Robert Paul Harling Hayes, for and on behalf of AngloGold Ashanti plc
Title: Executive Director

cc: George A. Stephanakis, Cravath, Swaine & Moore LLP

Directors: A Calderon Zuleta (Australian) | RPH Hayes (UK)